                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number
                                                   Expires:
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

------------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

 Ebrahimi                                    Farhad     Fred
------------------------------------------------------------------------------------
   (Last)                                  (First)    (Middle)

 8821                                    Experimental Farm Road
------------------------------------------------------------------------------------
                                                (Street)

 Cheyenne                                WY         82009-8814
------------------------------------------------------------------------------------
   (City)                              (State)        (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

The Lamson & Sessions Co. (LMS)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

06/99

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

        June 17, 1999
================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
     Table I -- Non-Derivative Securities Acquired, Disposed of,
              or Beneficially Owned
================================================================================

1. Title of Security    2. Transaction    3.Trans-     4.Securities Acquired (A)   5. Amount of   6.Owner-     7.Nature
   (Instr. 3)              Date             action       or Disposed of (D)           Securites     ship         of Indirect
                           (mm/dd/yy)       Code                                      Beneficially  Form:        Beneficial
                                            (Instr. 8)   (Instr. 3, 4 and 5)          Owned at      Direct       Ownership
                                            ----------   -----------------------      End of Month  (D) or       (Instr.4)
                                                                                                    Indirect
                                            Code    V    Amount  (A)   or  Price      (Instr. 3     (I)
                                                                 (D)                   and 4)       (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/14/1999        P 100        A               $5.50                        I          Family Member
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/15/1999      P 6,000        A               $5.50                        I          Family Member
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/15/1999      P 1,100        A               $5.50                        I          Family Member
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/10/1999      P 1,000        A               $5.50                        I          Family Member
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/11/1999        P 600        A               $5.50                        I          Family Member
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       1,430,200
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

*    If the Form is filed by more than one Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

-------------------------------------------------------------------------------------------------------------------------------

1.Title of Derivative  2.Conversion         3. Transaction   4. Transaction        5. Number of Derivative   6. Date Exercisable
  Security               or Exercise           Date             Code                  Securites Acquires (A)    and Expiration
  (Instr. 3)             Price of Derivative   (Month/Day/      (Instr. 8)            or Disposed of (D)        Date
                         Security              Year)            (Instr, 3, 4 and 5)                             (Month/ Day
                                                                                                                     Year)
                                                             --------------------- ------------------------  -------------------
                                                                Code     V               (A)     (D)           Date Expiration
                                                                                                               Exercisable Date
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

================================================================================

7.Title and Amount of      8.Price of Derivative   9. Number of Derivative     10.Ownership Form          11.Nature of Indirect
  Underlying Securities      Security (Instr. 5)      Securites Beneficially      of Derivative Security:    Beneficial Ownership
  (Instr. 3 and 4)                                    Owned at End of Month       Direct (D) or                 (Instr. 4)
                                                      (Instr. 4)                  Indirect (I)(Instr. 4)

---------------------
Title      Amount or
           Number of

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

================================================================================



Explanation of Responses:

This Statement is occasioned by the purchase during June 1999 of an aggregate of 8,800 shares of the Issuer's common stock by Farah Alexandra Ebrahimi. Farhad Fred Ebrahimi is the reporting person for the Ebrahimi Family, consisting of Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Farhad Alexander Ebrahimi, and Farah Alexandra Ebrahimi. As of June 30, 1999 1,387,400 shares of the Issuer's Common Stock were held jointly by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi, husband and wife; 24,000 shares of the Issuer's stock were held jointly by Farhad Fred Ebrahimi and Farhad Alexander Ebrahimi; and 18,800 shares of the Issuer's common stock were held jointly by Farhad Fred Ebrahimi and Farah Alexandra Ebrahimi. Accordingly, all members of the Ebrahimi family have a pecuniary interest in 1,430,200 shares of common stock of the issuer.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


            /s/ Farhad Fred Ebrahimi                09/10/99
            ------------------------------      ---------------
            Signature of Reporting Person            Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                               POWER OF ATTORNEY

I, M.P. Wilkie Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

  This Power of Attorney is effective until revoked.

  Executed this 16th day of November, 1998.


              /s/ M.P. Wilkie Ebrahimi
              ------------------------
              M.P. Wilkie Ebrahimi

                               POWER OF ATTORNEY

I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

  This Power of Attorney is effective until revoked.

  Executed this 16th day of November, 1998.


              /s/ Farah A. Ebrahimi
              ------------------------
              Farah A. Ebrahimi

                               POWER OF ATTORNEY

I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, acting as a custodian for Farhad A. Ebrahimi, minor person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

  This Power of Attorney is effective until revoked.

  Executed this 16th day of November, 1998.

              /s/ Farah A. Ebrahimi
              -------------------------------
              Farah A. Ebrahimi, as Custodian
              for Farhad A. Ebrahimi